
11007757

ConsolidatedGraphics
2011 Annual Report

GAME ON

      



Strategy Matters

We live in a fiercely competitive business environment. Many players are vying for the same prize. To win, you need the right combination of products and services, the ability to anticipate market shifts and the vision to recognize opportunity in a changing world. At Consolidated Graphics, we believe it's all about being the best at serving and supporting our customers – now and into the future.



Winning Combination

Consolidated Graphics goes beyond the traditional definition of a commercial printer, delivering end-to-end print and technology solutions that are based on the needs of our customers to improve their results. Our unmatched footprint encompasses 70 printing, fulfillment and technology centers in 27 states plus Toronto and Prague, as well as a presence in Asia. It includes the world's most advanced digital print capabilities. We complement the industry's most complete in-house manufacturing with powerful online technologies that streamline processes to deliver the lowest total cost of ownership. With personalized service provided by locally operated companies in or near every major U.S. market, it's a winning combination for customers.

SINGLE-SOURCE PROVIDER

- Complete in-house printing, fulfillment and technology solutions
- Advanced print management technologies
- 70 companies in 27 states, Toronto, Prague and a presence in Asia
- Uncompromising quality and accountability
- Fast, cost-effective production and distribution
- Expertise to put it all together to create value





STRONG BUSINESS PARTNER

- Financial strength to deliver on promises
- Resources to invest in the best people, technology and equipment
- Vision to anticipate customer needs
- Commitment to customer success



LEADING-EDGE TECHNOLOGY

- WorkSmart Suite™ technology platform
- End-to-end marketing solutions
- Streamlines print procurement and distribution
- Connects marketers with customers
- Organizes digital assets for reuse
- Helps drive sales, reduce costs, increase marketing ROI

CUSTOMER-DRIVEN SOLUTIONS

- Local service, national reach
- Service supported by manufacturing
- Understanding customer needs
- Seamless integration with business processes
- Tailored to unique market opportunities
- Enhanced results



BEST OVERALL VALUE

- End-to-end print production and management solutions
- Lowest total cost of ownership
- Increased sales
- Greater efficiency
- Highest return on print investments



DIGITAL PRINTING LEADER

- World's largest and most advanced digital footprint
- Fully integrated for consistency and quality
- High-impact personalized marketing
- Print-on-demand for flexibility and efficiency
- Distribute-then-print to save time and money




Game

Technology Leadership

Rapidly advancing technology has blurred the lines between print and electronic communications, fundamentally altering the commercial printing industry while creating intriguing new possibilities for marketers. Delivering the benefits of leading-edge technology to customers is central to Consolidated Graphics' game plan, and our investments are keeping us ahead of the competition.

INFRASTRUCTURE

In June 2011, we opened a state-of-the art data center to back a growing platform of innovative technology solutions. Equipped with the latest in server, storage and networking technologies as well as multi-level redundancies, the new center provides customers with exceptional speed plus availability approaching 100 percent. With a level-four rating for physical and data security, the facility delivers peace of mind as well as performance.

TALENT

In the past year, we significantly expanded our Technology Solutions and Services Group (TSSG), with additional expertise as well as people. TSSG encompasses a broad set of sophisticated skills that extend well beyond the development of innovative new applications. The group includes a Chief Technology Officer, Chief Information and Security Officer, business analysts and developers as well as specialists in project management, quality assurance and customer support. This team of talented people is adept at identifying technology and implementing solutions to create value for our customers.

EXECUTION

Dedicated to flawless product quality and project execution, we have adopted disciplined processes to ensure a positive customer experience. New or revamped applications are systematically checked prior to release for functionality as well as security. To ensure smooth implementation, professionals within our Project Management Office verify that business requirements and project scope are clearly defined in advance. They closely manage projects to approved schedules and budgets and strive to exceed customer expectations.

Plan



Emerging Concepts

With a demonstrated commitment to technology leadership spanning more than 15 years, Consolidated Graphics has forged strategic partnerships with some of the world's top technology providers. We work closely with these industry-leading companies to stay ahead of the game.

CLOUD COMPUTING

A concept that is gaining favor with users, cloud computing offers scalability during periods of peak volumes while keeping overall costs lower. Rather than being housed on a local computer, applications are accessed through the "cloud" via a browser and provide users with high availability and the agility to meet ever-increasing user demands. Cloud-based solutions are easily accessed at any time, from any location with no local software or storage requirements other than a browser. They can be seamlessly updated to provide all users with the latest technology enhancements.

Consolidated Graphics is one of only 12 companies worldwide selected to participate in the initial phase of the Azure Privilege Club, which is dedicated to the advancement of cloud computing. Launched by Sogeti, an international provider of professional IT services, the Azure Privilege Club consists of companies committed to improving their business performance through cloud computing enabled by Microsoft's Windows Azure platform. The only participant in our industry, CGX will be able to launch innovative cloud solutions backed by Sogeti and Microsoft expertise.

SECURE BY DESIGN

With increasingly stringent customer and regulatory requirements regarding the security of personal information, secure-by-design has become a vital feature of our technology solutions. In addition to verifying that new applications have all patches and firewalls in place prior to release, we design our technologies to meet the complex and specialized requirements across a broad range of industries. They include HIPPA regulations governing healthcare information, PCI and GLBA requirements imposed on financial clients, and PURPA regulations in the educational field.


START
PRODUCT
WorkSmart Suite™
START
ORGANIZE
STREAMLINE
CONNECT
INCREASED
CUSTOMER VALUE



TIP: Our technologies break down obstacles and eliminate detours on the road to success.

Smart Move

Technology That Works for You™

WorkSmart Suite™ is an integrated technology platform designed to give savvy marketers an edge. The latest enhancement to our leading-edge technologies, WorkSmart Suite complements our extensive print and fulfillment capabilities to reduce costs, drive results and deliver the best overall value to our customers.

STREAMLINE

Streamline, our enhanced Web2Print solution, brings new levels of convenience and efficiency to print procurement, management and distribution. Users across the nation or around the globe have 24/7 access, customization and ordering capabilities. Streamline improves control over marketing materials while enabling users to move quickly in capturing business opportunities. Linked to our world-leading digital print capabilities, Streamline provides a myriad of production and distribution options that reduce waste, storage and shipping costs to deliver the lowest total cost of ownership.

CONNECT

A revolution in direct marketing, Connect taps the power of personalization and uses multiple touch points across print and electronic media to build customer relationships and improve results. Marketers can create a one-on-one conversation with each customer and prospect using highly focused and relevant messages that significantly increase response. By delivering an interactive experience, Connect engages audiences while capturing additional customer information for even more focused marketing.

ORGANIZE

A user-friendly online library for digital files, Organize facilitates reuse of digital marketing assets that are costly to create and may be impossible to replace. It preserves and protects files ranging from photos and videos to logos and ad layouts, organizes them for easy retrieval and provides instant online access to authorized users.



TIP: We help you choose the right options, anticipate counter-moves and outmaneuver the competition.

Ahead of the Game

Digital Print Leader

With a growing fleet of 242 state-of-the-art digital presses across North America, Prague and in Asia, Consolidated Graphics is the world's leading provider of digital print solutions. We combine fresh ideas with the industry's most advanced integrated digital footprint to keep customers ahead of the game.

Distribute-then-print enables customers to print close to their distribution points. Materials get to market faster with lower shipping costs and less environmental impact. Customers can count on high quality, absolute consistency and superior color management across our integrated digital platform.

Print-on-demand provides the flexibility to print "just in time," rather than "just in case." It replaces costly inventory storage and obsolescence with fast access to timely materials that capture opportunities in changing markets.

Variable-data digital produces highly relevant personalized campaigns that dramatically improve response rates, lower the cost per response and improve the returns on marketing investments.

GAME-CHANGING TECHNOLOGY

We continue to expand our leading digital footprint with breakthrough technologies. Our four high-speed, inkjet web presses offer a cost-effective option for high-volume, variable-data needs. Costs are lower and throughput is higher than traditional digital, making inkjet web production ideal for numerous applications including: financial documents, billing statements, grocery store coupons, customer loyalty programs and custom publishing. With this cutting-edge technology, we can receive files for up to 75,000 four-color, variable-data documents, produce and ship within 24 hours.



"Regular turnaround is just five business days... and when somebody needs even faster service, the book is delivered early."



"LESS IS MORE" FOR ADIDAS® WITH CUSTOMIZED CATALOGS FROM CGX

THE OPPORTUNITY

A global leader in athletic footwear and apparel, adidas offers a broad portfolio of products in virtually every country of the world. To cover the entire product line requires a catalog 400 pages in length. Sales representatives of adidas America found that the one-size-fits-all catalog was far too lengthy for meetings with many of their retail accounts, some of which required just 20 pages. To increase marketing effectiveness, eliminate wasted pages and reduce shipping costs, they needed high-quality smaller books, customized for individual accounts and produced closer to their points of distribution.

THE SOLUTION

With sophisticated digital print capabilities in every major U.S. market, providing variable-data, print-on-demand services close to adidas' four regional sales offices was the easy part. The bigger challenge was enabling orders to be placed through a custom catalog tool used by adidas for the creation and ordering of marketing collateral and received for processing through the CGX Streamline solution. Developers of the two systems teamed up to integrate the front end of the adidas tool with the back end of Streamline. Now customized quarterly catalogs can be created and ordered for each of the four regions along with highly targeted pieces focused on specific products and/or retailers.

THE RESULTS

Formerly printing up to 9,000 catalogs, totaling more than three million pages every quarter, adidas America has reduced the quantities of its large catalogs by about 75 percent. Sales representatives, who often resorted to producing their own customized marketing materials, now have fast access to highly targeted, bound catalogs that are professionally produced to preserve adidas' brand standards and quality image. "Regular turnaround is just five business days," said Lisa Markusen, Event Marketing Director. "CGX usually beats the deadline, and when somebody needs an even faster turnaround, the book is delivered early."



Play to Win

It has been said that the secret of success is to find a need and satisfy it. Consolidated Graphics stays ahead of the curve by reading trends, identifying market needs and finding ways to improve on the status quo. We play to win – with customer-driven solutions that set us apart.



Customer-driven Innovations

CGX FLEX MAILER™

The answer to ever-increasing postal rates, the patent-pending CGX Flex Mailer is an eco-friendly packaging solution that generates significant postage savings. Developed as a custom solution for a promotional products and fulfillment customer, it allows non-machinable items to be mailed at lower rates as automated flats. Consisting of a highly flexible outer "skin" coupled with a unique inner tray design, the CGX Flex Mailer, can be tracked by the USPS through an Intelligent Mail Barcode that can be printed directly on the piece. Companies faced with discontinuing mail distribution of promotional items due to escalating postage costs have responded enthusiastically to this innovative product. Expected to save one customer more than $2 million in annual postage expense, it has the added benefit of environmentally responsible production using wind energy and soy-based inks.



LAMÀ® DISPLAYS

Wetzel Brothers, a CGX company with specialized point-of-purchase capabilities, has expanded its broad range of solutions to include Lamà displays. Produced under a license agreement with Marin's International, these innovative displays fold flat into an extremely compact size to reduce shipping costs. Using a patented system of rubber bands, the Lamà displays pop open automatically, saving the time associated with assembly and eliminating the risk of incorrect set-up. Lamà displays are available in sizes from six inches to 12 feet tall. They can be used as standees to convey marketing messages or equipped with shelves, bins or hooks for the display and sale of products.



Feld credits the CGX partnership with an estimated $500,000 in initial savings.

TIP: With all the right pieces fitting perfectly together, CGX creates value as a single-source provider.

SINGLE-SOURCE RELATIONSHIP WITH CGX SAVES TIME AND MONEY FOR FELD ENTERTAINMENT

THE OPPORTUNITY

Each year, Feld Entertainment, the world's largest provider of family entertainment, attracts more than 30 million people in 70 countries to its ice shows, circuses and motor sports events. In the U.S., a two-person print department is responsible for production of all print materials that support 80 promoters across the country. With a cadre of more than two dozen vendors required to meet the company's vast and varied needs, they sought to leverage Feld's buying power, reduce the time spent managing vendor relationships and tap the power of print-on-demand to eliminate waste.

THE SOLUTION

Feld established a single-source relationship with Consolidated Graphics. Comprehensive capabilities across 70 companies provide a one-stop shop for a myriad of print pieces plus specialty items ranging from tattoos to glow-in-the-dark lanyards. Negotiated pricing delivers significant savings and convenience. The busy print department staff now spends more time "doing" and less time bidding hundreds of individual projects. Print-on-demand has introduced a new level of speed and flexibility while virtually eliminating obsolescence and waste.

THE RESULTS

Now accessing the capabilities of 22 different CGX companies through a single point of contact, Feld credits the partnership with an estimated $500,000 in initial savings plus thousands in ongoing monthly savings. Add to that the benefits of simplified print buying, streamlined procedures and having a reliable, responsive single source that can deliver – no matter what the need or how short the turnaround. "I have no doubt that we made the right decision," said Barbara Reed, print production manager. "I can now source a huge variety of print items with one phone call. We get the same products as in prior years at a significant savings, and we save on shipping as well. CGX performs miracles for me, meaning Feld, each and every day!"



Thought Leadership

In May 2011, nearly 1,000 of our best customers, CGX company representatives and strategic partners gathered in Dallas for our third annual emerge™ conference. This premier educational event continues to demonstrate our passion for innovation in print, marketing and technology, and underscores our thought leadership position.

Helping Customers Win

A three-day private conference exclusively for our customers and strategic partners, emerge™ provides insights and ideas from some of the most creative and successful marketing minds in the country. With keynote presentations from industry leaders, more than 50 breakout sessions, and a business expo featuring demonstrations of the latest marketing, printing and technology innovations, emerge provided a wealth of information and an exchange of thought-provoking ideas. An ideal forum for fostering new partnerships and exploring the boundaries of what is possible, emerge is designed to move the print industry forward and drive business performance for our customers.


SNAP IT
CGX

TIP: Snap the QR code with your smart phone to experience highlights from emerge.

Bench Strength

Exceptional people who are well educated, highly trained and fully committed to our customers are at the heart of Consolidated Graphics' unique value proposition. With a 25+ year legacy of producing the industry's top professionals, our Leadership Development Program (LDP) provides a deep pool of talent to lead our company into the future.

Top of Their Game

A highly structured, three-year professional development program, the LDP recruits bright, enthusiastic and tech-savvy graduates from universities across the nation and molds them into industry leaders. We immerse these high-potential individuals in all facets of our business and technology, coupling formal training and mentoring from top management with plenty of hands-on experience at one of our printing facilities. After rotational assignments that take them to the top of their game, associates follow their interests and aptitudes along an attractive career path in sales or management.

TEAM EXPANSION

We view the LDP as a key component of our growth strategy and our commitment to customers. As other companies cut back on hiring and training over the past several years, we continued to recruit exceptional individuals who will support our customers, drive our growth and shape our future. During the past year, we aggressively expanded the development of future leaders with the addition of 215 LDP Associates, bringing the total to 560.

We see the value of this outstanding program every day in the contributions of graduates who have stepped into key roles at Consolidated Graphics and throughout our operating companies. The LDP has produced 25 of our operating company presidents, more than one-third of the total.


LDP
Leadership
Development Program


Technology Center
Facility
Yokohama
Japan
Prague
Czech Republic

Championship Team

Best Overall Value

Consolidated Graphics is a service company backed by manufacturing. We are proud of our national footprint – by far the industry's largest – our unsurpassed in-house capabilities and our advanced technology solutions. Most of all, we are proud of our championship team.

In contrast to the centralized operations of national print manufacturers, our companies are locally branded, operated and staffed by exceptional people with a singular focus on customer satisfaction. In addition to the vast capabilities and resources of a strong national organization, our customers get attentive service and custom solutions – all through a single point of contact at the local level. Our expert sales consultants serve customers one at a time, learning their business, coming to the table with fresh ideas and offering innovative strategies that improve results.

A true commercial printer with a myriad of specialized capabilities for marketers, and a team of strategic experts who support our local companies in serving regional or national customers, we are ideally positioned as a single-source provider of end-to-end solutions that reduce costs, increase response and deliver the best overall value. With the industry's healthiest balance sheet, we have the resources to continue investing in the success of our customers.

Consolidated Graphics is a strong business partner with a unique business model and a single mission – to be the best at serving and supporting our customers now and into the future

PLAY TO WIN



FILL IT IN

Go to www.gameon-cgx.com to fill in the crossword puzzle and receive your free gift.

1 2 3 4 5 6 7 8 9 10

DOWN

1. Name of the new CGX suite of technology solutions
2. Two-dimensional barcode that connects smart phone users to websites and videos
3. New digital printing technology for large quantities of personalized material
4. Technology tool that stores and preserves digital assets in an online library
6. Abbreviated name of CGX's leadership development program, started in 1991

ACROSS

5. Name of the annual CGX educational conference
6. Name of patented pop-up display system that opens automatically into position
7. Web2Print solution that lowers the cost of ordering, distributing and managing marketing collateral
8. Capital city home to CGX's European operations
9. Technology application that combines personalized print and multichannel marketing
10. Patent-pending packaging solution that saves money by allowing items to be mailed as an automated flat

Go to **www.gameon-cgx.com** to receive your free gift.

To Our Shareholders

We are pleased to report a year of greatly improved performance and to be looking ahead at an increasingly bright future. I am confident we have turned the corner from the economic challenges that impacted our industry so severely over the past several years. While I am very proud of the resilience our company has shown and the progress we have made toward resuming our growth, I am convinced that we can, and will, do even better in the years ahead.

My optimism is founded on the fact that, through good times and bad, we have never deviated from our proven strategy for creating value. By continuing to invest in capabilities that help customers succeed, we have forged strong partnerships, built a competitive advantage and created a solid foundation for extending our industry leadership as the economy gains momentum.

RESULTS REBOUND THROUGHOUT THE YEAR

During 2011, we combined high-value customer solutions with diligent cost management to grow our adjusted net income by 66 percent on a 6 percent increase in sales. We saw our sales and profits improve in every quarter compared to the same period of the prior year, leading to strong full-year results:

- Sales increased 6% to $1.1 billion in 2011
- Adjusted operating margin grew to 7.1%* from 4.7%* in 2010
- Adjusted operating income increased 61% to $75 million*
- Our adjusted diluted earnings per share rose to $3.65* in 2011 from $2.23* a year earlier

We made significant capital expenditures, generated $36 million* of free cash flow and repurchased 556,210 shares or 5% of our common stock to enhance shareholder value.

INVESTING IN SUCCESS

Investing to provide customers with best-in-class solutions has always been a cornerstone of our strategy. Committed to embracing technologies that serve emerging needs, we continue to find new business opportunities in a dynamic environment. Today, we offer the world's most advanced digital print capabilities and proprietary technology solutions that keep us at the forefront of our industry.

During 2011 alone, we dedicated more than half of our capital expenditures to technology and digital investments, continuing a strategy that has built the world's largest fleet of high-end digital presses. With 242 state-of-the-art machines in operation throughout North America, in Prague and in Asia, we have tapped into a market that is growing significantly faster than the industry as a whole. We grew digital sales by 25 percent in 2011 to 17 percent of our total sales.

We expect growth to continue in this portion of our business, particularly as we extend the benefits of digital printing to a broader market. With four high-speed, inkjet web presses, we now offer a cost-effective option for high-volume, variable-data needs, as well.

In addition to digital print leadership, we continue to gain share with marketers by investing in highly sophisticated and specialized capabilities. In the large- and grand-format arena, we have acquired the latest, state-of-the-art presses, expanding our ability to produce a myriad of items from vehicle and building wraps to event signage and outdoor media. We also extended our leadership in direct marketing solutions, adding a state-of-the-art, heatset web press equipped with sophisticated in-line finishing capabilities for cutting, perforating, folding, die cutting, gluing, personalization and more.

CUSTOMER-DRIVEN TECHNOLOGY SOLUTIONS

Building on 15 years of success in delivering customer-driven technology solutions, we have launched a platform of enhanced and bundled applications under the name WorkSmart Suite.™ Aptly described in our tagline, "Technology that Works for You," the platform provides an end-to-end marketing solution that reduces costs, improves results and delivers the best overall value to our customers.

We have never deviated from our proven strategy for creating value. By continuing to invest in capabilities that help customers succeed, we have forged strong partnerships, built a competitive advantage and created a solid foundation for extending our industry leadership.

– Joe R. Davis




SNAP IT
CGX

TIP: Snap the QR code with your smart phone to see what makes CGX unique.

Initial applications are "Streamline," our enhanced Web2Print solution, "Organize," an online library for digital assets, and "Connect," which combines personalized print and electronic marketing to drive results. WorkSmart Suite is flexible, enabling customization based on client needs and providing a foundation on which we are continuing to build new technology applications.

Our solutions are backed by a state-of-the art data center opened in June 2011. This level-four facility provides the ultimate in physical and data security as well as exceptional speed and uptime approaching 100 percent. We complement our investments in infrastructure and applications with a team of tech-savvy professionals focused on creating customer value.

ACQUISITIONS DRIVE GROWTH

Acquisitions have always been an important part of our strategy. We take a disciplined approach, pursuing companies that enhance our capacity to serve customers and contribute to our earnings growth. Following several years of relatively low activity due to market uncertainty, our patience has been rewarded with a growing field of targets. During the past 15 months, we completed three asset acquisitions:

- Hickory Printing Solutions, with two facilities in North Carolina, specializes in printing marketing materials and providing packaging solutions
- The Jackson Group is a leading full-service printing, mailing, fulfillment and technology company in Indianapolis, Indiana
- EGT Printing Solutions is based in Detroit and ranks among the largest commercial printers in Michigan

We continue to see a favorable environment for acquisitions and have a sizeable pipeline of promising opportunities. The recession has made it difficult for independent printing companies to rebound and grow, and owners are receptive to joining forces with a company that can fortify their business. With an excellent reputation, execution expertise and the healthiest balance sheet in our industry, Consolidated Graphics is positioned as the buyer of choice.

AHEAD OF THE GAME

We appreciate the ongoing support of our customers as well as the exceptional contributions of our "championship team" – the industry's best and brightest employees, and our shareholders. We have a singular focus on creating long-term value for all of our stakeholders and a well-defined game plan for profitable growth.

Through the economic ups and downs, we have continued to execute our strategy, building our capabilities, attracting exceptional individuals into our Leadership Development Program and strengthening our financial position. With an unmatched coast-to-coast footprint, a growing international presence, leading-edge technologies and ample resources to invest in our business, we are truly ahead of the game and are optimistic about our future.

Joe R. Davis

JOE R. DAVIS
Chairman and
Chief Executive Officer

Adjusted operating income, adjusted operating margin, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of Non-GAAP Financial Measures" on pages 50 and 51 of this report for a reconciliation to the most directly comparable financial measure calculated and presented in accordance with United States generally accepted accounting principles (GAAP).

2011 Financial Highlights

($ IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31 2011	2010	2009
For the Year[1]:			
Sales	$ 1,054.0	$ 990.9	$ 1,145.1
Adjusted EBITDA	143.2	117.7	143.5
Adjusted net income	42.4	25.5	38.0
Adjusted diluted earnings per share	3.65	2.23	3.32
Free cash flow	36.3	139.8	65.6
At Year End:			
Working capital	$ 63.1	$ 48.4	$ 109.4
Total assets	698.5	687.2	765.2
Long-term debt, net of current portion	154.2	159.3	287.2
Total shareholders' equity	297.4	269.4	250.5

(1) Adjusted EBITDA, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of Non-GAAP Financial Measures (Unaudited)" on pages 50 and 51 of this Annual Report for a reconciliation to the most directly comparable financial measure calculated and presented in accordance with United States GAAP.

Comparison of Cumulative Five-Year Total Return*

- Consolidated Graphics, Inc.
- S&P 1500 Commercial Printing Index
- S&P 500 Index
- S&P SmallCap 600 Index



$150
100
50
0
06
07
08
09
10
11

*The graph of Cumulative Five-Year Total Return is based on historical data and is not necessarily indicative of future performance.

Total Return to Shareholders

(INCLUDES REINVESTMENT OF DIVIDENDS)

COMPANY / INDEX	ANNUAL RETURN PERCENTAGE YEAR ENDED MAR 07	MAR 08	MAR 09	MAR 10	MAR 11
Consolidated Graphics, Inc.	42.08	(24.31)	(77.31)	225.55	31.92
S&P 500 Index	11.83	(5.08)	(38.09)	49.77	15.65
S&P 1500 Commercial Printing Index	18.42	(20.42)	(70.98)	191.09	6.13
S&P SmallCap 600 Index	5.29	(10.60)	(38.06)	64.00	25.27

COMPANY / INDEX	BASE PERIOD MAR 06	INDEXED RETURNS YEAR ENDED MAR 07	MAR 08	MAR 09	MAR 10	MAR 11
Consolidated Graphics, Inc.	100	142.08	107.54	24.41	79.45	104.82
S&P 500 Index	100	111.83	106.15	65.72	98.43	113.83
S&P 1500 Commercial Printing Index	100	118.42	94.25	27.35	79.62	84.50
S&P SmallCap 600 Index	100	105.29	94.13	58.30	95.62	119.78

2011 Financials

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of our Company and the notes thereto included elsewhere in this Annual Report.

	YEAR ENDED MARCH 31				
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2011	2010	2009	2008	2007
Income Statement Data					
Sales	$ 1,054,040	$ 990,861	$ 1,145,146	$ 1,095,388	$ 1,006,186
Cost of sales	795,991	770,075	874,711	812,401	736,996
Gross profit	258,049	220,786	270,435	282,987	269,190
Selling expenses	91,626	91,378	105,688	106,952	101,649
General and administrative expenses	95,185	88,091	95,261	78,804	69,223
Goodwill impairment charge	–	6,134	83,324	–	11,533
Litigation and other	(1,945)	7,210	17,350	–	–
Other expense (income), net	237	357	(809)	(3,064)	–
Operating income (loss)	72,946	27,616	(30,379)	100,295	86,785
Interest expense, net	7,612	9,592	14,995	12,020	6,702
Income (loss) before taxes	65,334	18,024	(45,374)	88,275	80,083
Income tax expense (benefit)	23,922	3,936	(5,804)	28,951	29,342
Net income (loss)	$ 41,412	$ 14,088	$ (39,570)	$ 59,324	$ 50,741
Earnings (loss) per share					
Basic	$ 3.63	$ 1.26	$ (3.55)	$ 4.76	$ 3.74
Diluted	$ 3.57	$ 1.23	$ (3.55)	$ 4.63	$ 3.65

	MARCH 31				
(IN THOUSANDS)	2011	2010	2009	2008	2007
Balance Sheet Data					
Working capital	$ 63,099	$ 48,364	$ 109,433	$ 138,250	$ 100,153
Property and equipment, net	388,681	380,708	430,519	421,347	354,156
Goodwill	27,124	24,226	29,436	102,423	86,145
Total assets	698,483	687,235	765,208	872,663	723,969
Long-term debt, net of current portion	154,161	159,321	287,164	362,448	142,144
Total shareholders' equity	297,361	269,426	250,464	279,793	365,536


MDA

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those referenced in "Forward-Looking Statements."

Overview

Our Company is one of North America's leading general commercial printing and print-related companies, with 70 printing businesses across 27 states, Toronto and Prague, and a presence in Asia. In connection with our traditional print services, we also provide our customers fulfillment and mailing services and digital technology solutions and e-commerce capabilities.

We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a large, national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

Internal Sales Growth – We seek to use our competitive advantages to expand market share. We continually seek to hire additional sales professionals, invest in new equipment and technology, expand our national accounts program, develop new and expanded digital technology-based print-related services and provide sales training and education about our breadth of capabilities and services to our sales professionals.

Disciplined Acquisition Program – We selectively pursue opportunities to acquire additional printing businesses at reasonable prices. Some of these acquisitions may include smaller and/or distressed printing businesses for integration into one of our existing businesses.

Cost Savings – Because of our size and extensive geographic footprint, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

Best Practices/Benchmarking – We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

Leadership Development – Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.




Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. We also maintain centralized treasury, risk management, legal, tax, internal audit and consolidated financial reporting activities.

Our sales are derived from providing commercial printing and print-related services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to our customers' design specifications; (ii) fulfillment and mailing services for such printed materials; (iii) technology solutions that enable our customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) crossmedia capabilities allowing our customers to supplement the message of their printed materials through other media, such as the internet, email, or text messaging. Examples of the types of documents we print for our customers include high-quality, multi-color marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, trading cards, photo products such as calendars and photo books, catalogs and training manuals.

Most of our sales are generated by individual orders through commissioned sales personnel. We predominately recognize revenue from these orders when we deliver the ordered goods and services. To a large extent, continued engagement of our Company by our customers for successive business opportunities depends upon the customers' satisfaction with the quality of products and services we provide. As such, it is difficult for us to predict with any high degree of certainty the number, size and profitability of printing services that we expect to provide for more than a few weeks in advance. Our revenues, however, tend to be strongest in the quarter ended December followed by revenue in the quarter ended March. Conversely, revenues tend to be seasonally weaker in the quarters ended June and September. Sales from election-related print business tend to be higher in every other year, including years in which national elections are held.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services, such as delivery costs. Paper cost is the most significant component of our materials cost; however, fluctuation in paper pricing generally does not materially impact our operating margins because we typically quote, and subsequently purchase, paper for each specific printing project we are awarded. As a result, any changes in paper pricing are effectively passed through to customers by our printing businesses. Additionally, our cost of sales includes salary and benefits paid to operating personnel, maintenance, utilities, repair, rental and insurance costs associated with operating our facilities and equipment and depreciation charges.

Our selling expenses generally include the compensation paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff, including stock-based compensation, as well as office rent, communications expenses, various professional services, depreciation charges and amortization of identifiable intangible assets.

Results of Operations

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

	YEAR ENDED MARCH 31					
	(IN MILLIONS)			(AS A PERCENTAGE OF SALES)		
	2011	2010	2009	2011	2010	2009
Sales	$ 1,054.0	$ 990.9	$ 1,145.2	100.0%	100.0%	100.0%
Cost of sales	796.0	770.1	874.8	75.5	77.7	76.4
Gross profit	258.0	220.8	270.4	24.5	22.3	23.6
Selling expenses	91.6	91.4	105.7	8.7	9.2	9.2
General and administrative expenses	95.2	88.1	95.3	9.0	8.9	8.3
Goodwill impairment charge	–	6.1	83.3	–	0.6	7.3
Litigation and other	(1.9)	7.2	17.3	(.1)	0.7	1.5
Other expense (income), net	0.1	0.4	(0.8)	–	0.1	–
Operating income (loss)	73.0	27.6	(30.4)	6.9	2.8	(2.7)
Interest expense, net	7.7	9.6	15.0	0.7	1.0	1.3
Income (loss) before taxes	65.3	18.0	(45.4)	6.2	1.8	(4.0)
Income tax expense (benefit)	23.9	3.9	(5.8)	2.3	0.4	(0.5)
Net income (loss)	$ 41.4	$ 14.1	$ (39.6)	3.9%	1.4%	(3.5)%

Our sales and expenses during fiscal year 2011 were impacted by the acquisition of the assets of two printing businesses. In accordance with the acquisition method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions. This revenue impact is referred to below as the "impact of acquisitions." We refer to revenue growth or decline, excluding the effect of revenues contributed by acquisitions and election-related business, in the most recent or prior fiscal year as "internal" or "same-store" sales growth or decline.

Analysis of Consolidated Income Statements for Fiscal Year 2011 as Compared to Fiscal Year 2010

Sales for 2011 increased $63.2 million, or 6%, to $1.05 billion from $990.9 million in 2010. The increase in sales was primarily due to higher election-related print business, the impact of acquisitions, and a 2% year-over-year increase in same-store sales.

Gross profit for 2011 increased by $37.3 million, or 17%, to $258.0 million from $220.8 million in 2010. The increase in gross profit was due to the 6% increase in sales and an increase in our gross profit margin. Gross profit margin (gross profit divided by revenues) increased to 24.5% for 2011 from 22.3% for 2010 as a result of lower labor costs, higher scrap paper recycling income and fixed costs, such as depreciation, decreasing or not increasing as much as sales.

Selling expense for 2011 increased $0.2 million, or 0.3%, to $91.6 million from $91.4 million in 2010. As a percentage of sales, selling expenses decreased to 8.7% in the current year as compared to 9.2% for the prior year primarily as a result of lower compensation expense.

General and administrative expenses for 2011 increased $7.1 million, or 8%, to $95.2 million from $88.1 million in 2010. This increase primarily resulted from increased investments in staff within our information technology group and new software licenses, offset by lower share-based compensation and bad debt expense. As a percentage of sales, general and administrative expenses increased to 9% in the current period compared to 8.9% for the same period in the prior year.





Litigation and other, which increased operating income $1.9 million for 2011, includes a $5.7 million positive adjustment resulting from the settlement of litigation for an amount lower than previously recognized, partially offset by a $1.0 million charge for the cost of withdrawing from a multi-employer pension plan and various asset impairment charges. The previously disclosed litigation settled an isolated dispute between the Company and the former employer of an existing sales employee.

Other expense and other income consists of foreign currency transaction losses and gains resulting from certain transactions of our Canadian and Czech Republic subsidiaries.

Net interest expense for 2011 decreased $1.9 million, or 20%, to $7.7 million from $9.6 million in 2010, due to a lower level of average debt outstanding and lower interest rates on floating rate bank debt. Total debt declined from $181.6 million at March 31, 2010 to $170.1 million at March 31, 2011.

Income tax expense for 2011 was $23.9 million, reflecting an overall effective income tax rate of 36.6% as compared to an effective tax rate of 21.8% in fiscal 2010. In fiscal 2010, the effects of income tax uncertainties and non-deductible expenses had a larger impact on the effective income tax rate due to lower pre-tax book income.

Analysis of Consolidated Income Statements for Fiscal Year 2010 as Compared to Fiscal Year 2009

Sales for 2010 declined $154.3 million, or 13%, to $990.9 million from $1.15 billion in 2009. The decline was caused by an 11% decline in same-store sales compared to 2009 and to a lesser extent, a $28.4 million decline in election-related business. The decline in same-store sales was primarily due to a reduction in demand for printing services and a more competitive pricing environment caused by the weakness in the overall U.S. economy during 2010.

Gross profit for 2010 declined by $49.6 million, or 18%, to $220.8 million from $270.4 million in 2009 as a result of the sales decline. The sales decline had the effect of increasing fixed costs (particularly depreciation, facilities and insurance expenses) as a percentage of sales, thereby reducing gross profit margin (gross profit divided by sales) from 23.6% in 2009 to 22.3% in 2010.

Selling expense for 2010 declined $14.3 million, or 14%, to $91.4 million from $105.7 million in 2009. The decrease was attributable to lower sales commissions resulting from lower sales. As a percentage of sales, selling expenses were 9.2% in both the current and prior year.

General and administrative expenses for 2010 declined $7.2 million, or 8%, to $88.1 million from $95.3 million in 2009. The decline was primarily due to reductions in salaries and wages, lower share-based compensation costs and lower bad debt expense. Overall, as a percentage of sales, general and administrative expenses in 2010 increased to 8.9% from 8.3% in 2009 primarily because the reduction in salaries and wages was not proportional to the decline in sales.

The Company assesses the impairment of goodwill by estimating the fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of the total Company's enterprise value-to-EBITDA multiple, adjusted for a control premium. Management estimated a total Company enterprise value-to-EBITDA multiple based upon the multiple derived from using the market capitalization of the Company's common stock around March 31, 2010, after considering an appropriate control premium (25% based upon historical transactions in the printing industry). Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of potential impairment. For 2010, the Company recognized a non-cash, pre-tax goodwill impairment charge of $6.1 million. For 2009, the total non-cash, pre-tax goodwill impairment charge was $83.3 million.

Litigation and other of $7.2 million for 2010 included litigation charges and charges for the impairment of certain production equipment. The litigation and other of $17.3 million for 2009 relates to jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge was recognized in the consolidated financial statements. The litigation was settled in fiscal 2011 for an amount lower than previously recognized and reduced the original litigation charge by $5.7 million.

Other expense of $0.4 million in 2010 and other income of $0.8 million in 2009 consist of foreign currency transaction losses and gains resulting from certain transactions of our Canadian and Czech Republic subsidiaries.

Net interest expense for 2010 decreased $5.4 million, or 36%, to $9.6 million from $15.0 million in 2009, primarily due to a lower level of average debt outstanding and a decline in our weighted average interest rate on LIBOR-based debt. Total debt declined from $314.2 million at March 31, 2009 to $181.6 million at March 31, 2010.

Income tax expense for 2010 was $3.9 million, reflecting an overall effective tax rate of 21.8% as compared to an effective tax rate of 12.8% in fiscal 2009. In fiscal 2009, the effective tax rate was impacted by the goodwill impairment charges, a large portion of which were not deductible. The effective tax rates in both years were also impacted by certain non-deductible expenses, state income taxes, effects of income tax uncertainties, different tax rates in foreign jurisdictions and the domestic production deduction.

Liquidity and Capital Resources

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations and borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures, payment of principal and interest on outstanding debt obligations, repurchases of our common stock and for working capital requirements. Various components of our statement of cash flows are as follows and should be read in conjunction with our consolidated statements of cash flows and the notes thereto included elsewhere in this Annual Report:

	YEAR ENDED MARCH 31		
(IN MILLIONS)	2011	2010	2009
Net cash provided by operating activities	$ 101.2	$ 156.8	$ 140.9
Acquisitions of businesses, net of cash acquired	(7.2)	(2.9)	(6.7)
Capital expenditures net of proceeds from asset dispositions[1]	(43.3)	(21.1)	(68.2)
Changes in capital projects in process	(21.5)	4.0	0.1
Net payments under bank credit facilities	(5.5)	(104.8)	(53.1)
Net payments on term equipment notes and other debt	(8.3)	(31.1)	(21.6)
Payments to repurchase and retire common stock	(27.8)	–	–
Purchase of remaining interest in consolidated subsidiary	–	(5.5)	–
Proceeds from exercise of stock options, including excess tax benefit	9.6	1.3	3.0

(1) Excludes capital expenditures of $7.3 million in fiscal 2009, that were directly financed.

Additionally, our cash position, working capital and debt obligations as of March 31, 2011, 2010 and 2009 are shown below and should be read in conjunction with our consolidated balance sheets and the notes thereto included elsewhere in this Annual Report:

	MARCH 31		
(IN MILLIONS)	2011	2010	2009
Cash and cash equivalents	$ 3.7	$ 6.7	$ 9.8
Working capital	63.1	48.4	109.4
Total debt	170.1	181.6	314.2




Net cash provided by operating activities decreased by $55.6 million for fiscal 2011 compared to fiscal 2010. This decrease was due primarily to changes in working capital items. Significant changes include accounts payable, accrued liabilities and income taxes payable. During fiscal 2011, we placed in service $47.2 million in new technology, equipment and real estate.

We believe that our cash flow provided by operations, combined with new borrowings, will be adequate to cover our fiscal 2012 working capital needs, debt service requirements, common share repurchase program and planned capital expenditures, including acquisitions of printing businesses.

In May 2010, we acquired the assets of Hickory Printing located in Conover, North Carolina. In December 2010, we acquired the assets of The Jackson Group located in Indianapolis, Indiana.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon prevailing market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us. We expect to fund future acquisitions through cash flow provided by operations and/or additional borrowings under our primary bank credit facility. We have, however, in the past issued our common stock as purchase price consideration in some of our acquisitions and may do so again in the future.

In November 2010, our Board of Directors authorized a common share repurchase program for the purchase of the Company's issued and outstanding common shares up to an aggregate of $50.0 million. The share repurchase program expires in October 2011 and allows us to repurchase shares of our common stock in open-market purchases, as well as privately negotiated transactions, pursuant to applicable securities regulations, and subject to the terms of our Credit Agreement, market conditions and other factors. During the year ended March 31, 2011, we repurchased 556,210 shares of our common stock at a total cost of $27.8 million. We expect to fund any repurchases under the program through cash flow provided by our operations or additional borrowings under the Credit Agreement.

Debt Obligations

In August 2010, we entered into a new Credit Agreement (the "Credit Agreement"), which effectively amended and restated our previous bank credit facility. The Credit Agreement provides up to $285.0 million in revolving credit and has a maturity date of October 6, 2014. At March 31, 2011, outstanding borrowings under the Credit Agreement were $90.0 million and accrued interest at a weighted average rate of 1.9%.

Under the terms of the Credit Agreement, the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. In order to repurchase our common stock under the terms of the Credit Agreement, we must (1) demonstrate compliance on a proforma basis, giving effect to such repurchase with the financial covenants set forth in the Credit Agreement, and (2) have a Leverage Ratio (Debt divided by EBITDA, as defined in the Credit Agreement) not exceeding 2.50 to 1.00 on a proforma basis after giving effect to such repurchase. Borrowings outstanding under the Credit Agreement are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. The collateral also secures, on a pari passu basis, the obligations under the A&B Credit Facility and the Auxiliary Bank Facilities described below. Borrowings under the Credit Agreement accrue interest, at our option, at either LIBOR plus a margin of 1.375% to 2.75%, or an alternate base rate (based upon the greater of (i) the administrative agent bank's prime lending rate, (ii) the sum of the LIBOR rate for a one-month interest period plus 1.50% or (iii) the sum of the Federal Funds effective rate plus 0.5% per annum) plus a margin of 0.0% to 1.25%. We are also required to pay an annual commitment fee ranging from 0.25% to 0.5% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2011, the applicable margin on LIBOR based loans was 1.625%, the applicable margin on alternative base rate loans was 0.125% and the applicable commitment fee was 0.25%.

We are subject to certain covenants and restrictions, including limitations on additional indebtedness we may incur in the future, and must meet certain financial tests under the Credit Agreement. We were in compliance with such covenants, restrictions and financial tests at March 31, 2011. In the event we are unable to remain in compliance with the Credit Agreement covenants and financial tests contained in the Credit Agreement in the future, our lenders would have the right to declare us in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be reclassified as a current liability. In the event we are unable to obtain a waiver from our lenders or renegotiate or refinance these obligations, a material adverse effect on our ability to conduct our operations in the ordinary course would likely result.

We also maintain a secured credit facility (the "A&B Credit Facility") which provides revolving credit for our Canadian subsidiary, Annan & Bird Lithographers, Inc., available for both U.S. dollar and Canadian dollar loans not to exceed in the aggregate $25.0 million (U.S. equivalent). At March 31, 2011, outstanding borrowings were $8.8 million (U.S. equivalent) which accrued interest at a weighted average rate of 2.8%. The A&B Credit Facility contains many of the same covenants and restrictions contained in the Credit Agreement. Additionally, a default by us under the Credit Agreement constitutes a default under the A&B Credit Facility and vice versa.

In addition, we maintain two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities"). Each Auxiliary Bank Facility is secured and has a maximum borrowing capacity of $5.0 million. One facility expires in October 2011 while the other facility expires in December 2011. At March 31, 2011, outstanding borrowings under the Auxiliary Bank Facilities totaled $9.3 million and accrued interest at a weighted average rate of 2.7%. Because we currently have the ability and intent to refinance borrowings outstanding under the Auxiliary Bank Facility expiring in October 2011, such borrowings are classified as long-term debt in the accompanying condensed consolidated balance sheet at March 31, 2011. The Auxiliary Bank Facilities cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2011, outstanding borrowings under term equipment notes totaled $57.2 million and carried interest rates between 3.3% and 4.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to eight years from the date of issuance, and are secured by certain equipment of the Company. We are not subject to any significant financial covenants in connection with any of the term equipment notes. Most of the term equipment notes cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2011, other debt obligations totaled $4.8 million and provided for principal payments plus interest (fixed and variable rates) for defined periods up to 16 years from the date of issuance. We do not have any significant financial covenants or restrictions associated with these other debt obligations.

As of March 31, 2011, our available credit under existing credit facilities was $204.6 million.

Contractual Obligations and Other Commitments

As of March 31, 2011, the scheduled maturity of our contractual obligations is as follows:

(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS	OTHER
Debt obligations(1)	$ 170.1	$ 15.9	$ 31.2	$ 123.0	$ –	$ –
Operating lease obligations	87.3	18.9	29.8	16.5	22.1	–

(1) Includes all long-term debt, including the current portion of long-term debt on the face of the balance sheet as of March 31, 2011.

Operating Leases – We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Letters of Credit – We had letters of credit outstanding as of March 31, 2011 totaling $7.4 million. All of these letters of credit were issued pursuant to the terms of our Credit Agreement, which expires October 6, 2014.

Insurance Programs – We maintain third-party insurance coverage in amounts and against risks we believe are reasonable under our circumstances. We are self-insured for most workers' compensation claims and for a significant component of our group health insurance programs. For these exposures, we accrue expected loss amounts which are determined using a combination of our historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although we believe that the accrued loss estimates are reasonable, significant differences related to the items noted above could materially affect our risk exposure, insurance coverage and future expense.


MDA

Critical Accounting Policies

We have identified our critical accounting policies based on the following factors – significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Revenue Recognition – We primarily recognize revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into our fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Revenue from distribution services is recognized when the services are provided. Because printed products manufactured for our customers are customized based upon the customer's specifications, product returns are insignificant. Revenue is recognized net of sales taxes.

Receivables, Net of Valuation Allowance – Accounts receivable at March 31, 2011 were $171.8 million, net of a $3.7 million allowance for doubtful accounts. The valuation allowance was determined based upon our evaluation of aging of receivables, historical experience and the current economic environment. While we believe we have appropriately considered known or expected outcomes, our customers' ability to pay their obligations could be adversely affected by a contraction in the U.S. economy or other factors beyond our control. Changes in our estimates of collectability could have a material adverse effect on our consolidated financial condition or results of operations.

Impairment of Goodwill – We evaluate the carrying value of our goodwill as of each fiscal year end, or at any time that management becomes aware of an indication of potential impairment. Under the applicable accounting standards, the goodwill impairment analysis is a two-step test. In the first step, we determine fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA"), multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2011, based upon historical transactions in the printing industry). This total Company enterprise value-to-EBITDA multiple is then used as a starting point in determining the appropriate multiple for each reporting unit. If the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit, we must perform a second step to measure the amount of impairment. This second step involves estimating the fair value of identifiable tangible and intangible assets and determining an implied value of goodwill. To the extent the implied value of goodwill is less than the carrying value of goodwill for a particular reporting unit, we are required to record an impairment charge. The process of determining the fair values of assets and liabilities can involve a considerable degree of estimation.

Impairment of Long-Lived Assets – We evaluate long-lived assets, including property, plant and equipment and intangible assets other than goodwill and intangible assets with indefinite lives whenever events or changes in conditions indicate that the carrying value may not be recoverable. The evaluation requires us to estimate future undiscounted cash flows associated with an asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, then the need for impairment exists. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Although we believe our estimates are reasonable, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and require an impairment charge in future periods.

Insurance Liabilities – We are self-insured for the majority of our workers' compensation and group health insurance costs. Insurance claims liabilities have been accrued using a combination of our historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claims matters which occurred in a prior period.

Accounting for Income Taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Additionally, to account for uncertain tax positions we use a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in our consolidated financial statements.

Accounting for Acquisitions – The allocations of purchase price to acquired assets and liabilities are initially based on estimates of fair value and are revised if and when additional information concerning certain asset and liability valuations we are waiting for at the time of the initial allocations is obtained, provided that such information is received no later than one year after the date of acquisition. In addition, when appropriate, we retain an independent third-party valuation firm to assist in the identification, valuation and determination of useful lives of identifiable intangible assets in connection with our acquisitions.

Quantitative and Qualitative Disclosure About Market Risk

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not currently hold or utilize derivative financial instruments to manage market risk or that could expose us to other market risk. We are exposed to market risk in interest rates related primarily to our debt obligations, which as of March 31, 2011 include $58.8 million of fixed rate debt and $111.3 million of variable rate debt. A 1.0% increase in the interest rate on our variable rate debt would change our interest expense by approximately $1.1 million on an annual basis. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2011:

($ IN MILLIONS)	2011	2012	2013	2014	2015	THEREAFTER	TOTAL	ESTIMATED FAIR VALUE AT MARCH 31, 2011
Fixed Rate Debt:								
Amount	$ 15.7	$ 14.3	$ 13.8	$ 8.5	$ 6.5	$ –	$ 58.8	$ 60.0
Average interest rate	4.09%	3.76%	3.78%	3.95%	3.93%	–	3.90%	
Variable Rate Debt:								
Amount	$ 0.2	$ 3.0	$ –	$ 108.1(1)	$ –	$ –	$ 111.3	$ 111.8
Average interest rate	.41%	.41%	–	2.05%	–	–	2.01%	

(1) Includes $6.8 million denominated in Canadian dollars.

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	March 31 2011	March 31 2010
Assets		
Current assets		
Cash and cash equivalents	$ 3,710	$ 6,741
Accounts receivable, net	171,779	169,915
Inventories	50,888	48,879
Prepaid expenses	13,447	9,316
Deferred income taxes	10,787	17,294
Total current assets	250,611	252,145
Property and equipment, net	388,681	380,708
Goodwill	27,124	24,226
Other intangible assets, net	19,376	22,647
Other assets	12,691	7,509
	$ 698,483	$ 687,235
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 15,911	$ 22,235
Accounts payable	90,100	83,955
Accrued liabilities	81,501	88,174
Income taxes payable	–	9,417
Total current liabilities	187,512	203,781
Long-term debt, net of current portion	154,161	159,321
Other liabilities	13,820	14,729
Deferred income taxes, net	45,629	39,978
Total liabilities	401,122	417,809
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 11,072,053 and 11,211,216 issued and outstanding	110	112
Additional paid-in capital	170,547	166,094
Retained earnings	123,990	101,894
Accumulated other comprehensive income	2,714	1,326
Total shareholders' equity	297,361	269,426
	$ 698,483	$ 687,235

See accompanying Notes to Consolidated Financial Statements.

Consolidated Income Statements

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31		
	2011	2010	2009
Sales	$ 1,054,040	$ 990,861	$ 1,145,146
Cost of sales	795,991	770,075	874,711
Gross profit	258,049	220,786	270,435
Selling expenses	91,626	91,378	105,688
General and administrative expenses	95,185	88,091	95,261
Goodwill impairment charge	–	6,134	83,324
Litigation and other	(1,945)	7,210	17,350
Other expense (income), net	237	357	(809)
Operating income (loss)	72,946	27,616	(30,379)
Interest expense	8,430	9,773	15,260
Interest income	(818)	(181)	(265)
Income (loss) before taxes	65,334	18,024	(45,374)
Income tax expense (benefit)	23,922	3,936	(5,804)
Net income (loss)	$ 41,412	$ 14,088	$ (39,570)
Basic earnings (loss) per share	$ 3.63	$ 1.26	$ (3.55)
Diluted earnings (loss) per share	$ 3.57	$ 1.23	$ (3.55)
Shares used to compute earnings (loss) per share			
Basic	11,416	11,169	11,138
Diluted	11,598	11,453	11,138

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance, March 31, 2008	11,079	$ 111	$ 153,204	$ 127,376	$ (898)	$ 279,793
Net loss	–	–	–	(39,570)	–	(39,570)
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	314	314
Total comprehensive loss	–	–	–	–	–	(39,256)
Exercise of stock options, including tax benefit	74	–	3,019	–	–	3,019
Share-based compensation expense	–	–	6,908	–	–	6,908
Balance, March 31, 2009	11,153	$ 111	$ 163,131	$ 87,806	$ (584)	$ 250,464
Net income	–	–	–	14,088	–	14,088
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	1,910	1,910
Total comprehensive income	–	–	–	–	–	15,998
Exercise of stock options, including tax benefit	58	1	1,310	–	–	1,311
Share-based compensation expense	–	–	5,031	–	–	5,031
Purchase of remaining interest in a consolidated subsidiary	–	–	(3,378)	–	–	(3,378)
Balance, March 31, 2010	11,211	$ 112	$ 166,094	$ 101,894	$ 1,326	$ 269,426
Net income	–	–	–	41,412	–	41,412
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	1,388	1,388
Total comprehensive income	–	–	–	–	–	42,800
Exercise of stock options, including tax benefit	417	4	9,590	–	–	9,594
Repurchase and retirement of Common Stock	(556)	(6)	(8,444)	(19,316)	–	(27,766)
Share-based compensation expense	–	–	3,307	–	–	3,307
Balance, March 31, 2011	11,072	$ 110	$ 170,547	$ 123,990	$ 2,714	$ 297,361

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEAR ENDED MARCH 31 2011	2010	2009
Operating Activities			
Net income (loss)	$ 41,412	$ 14,088	$ (39,570)
Adjustments to reconcile net income (loss) to net cash provided by operating activities –			
Depreciation	65,106	67,616	62,999
Amortization	3,574	3,734	4,128
Bad debt expense	102	974	4,116
Goodwill impairment charge	–	6,134	83,324
Litigation and other	(1,945)	7,210	17,350
Foreign currency (gain) loss	87	(422)	559
Deferred income taxes	12,059	(6,366)	(12,922)
Share-based compensation expense	3,307	5,031	6,908
Changes in assets and liabilities, net of effects of acquisitions –			
Accounts receivable, net	2,179	6,191	30,302
Inventories	(666)	4,845	8,022
Prepaid expenses	(4,021)	8,056	(10,482)
Other assets	(4,886)	494	(503)
Accounts payable and accrued liabilities	(4,814)	30,153	(14,853)
Other liabilities	(909)	(68)	1,139
Income taxes payable	(9,422)	9,149	374
Net cash provided by operating activities	101,163	156,819	140,891
Investing Activities			
Acquisitions of businesses, net of cash acquired	(7,224)	(2,944)	(6,684)
Purchases of property and equipment	(47,245)	(28,244)	(69,600)
Changes in capital projects in process	(21,507)	4,049	161
Proceeds from asset dispositions	3,905	7,163	1,447
Net cash used in investing activities	(72,071)	(19,976)	(74,676)
Financing Activities			
Proceeds from bank credit facilities	229,289	161,042	200,276
Payments on bank credit facilities	(234,787)	(265,839)	(253,339)
Proceeds from issuance of term equipment notes	25,508	–	1,926
Payments on term equipment notes and other debt	(33,820)	(31,120)	(23,530)
Payments to repurchase and retire common stock	(27,766)	–	–
Purchase of remaining interest in consolidated subsidiary	–	(5,500)	–
Proceeds from exercise of stock options, including excess tax benefit	9,594	1,311	3,019
Net cash used in financing activities	(31,982)	(140,106)	(71,648)
Effect of exchange rate changes on cash and cash equivalents	(141)	242	64
Net decrease in cash and cash equivalents	(3,031)	(3,021)	(5,369)
Cash and cash equivalents at beginning of year	6,741	9,762	15,131
Cash and cash equivalents at end of year	$ 3,710	$ 6,741	$ 9,762

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND PERCENTAGES)



BUSINESS

Consolidated Graphics, Inc. (collectively with its consolidated subsidiaries referred to as "the Company") is a provider of commercial printing and print-related services with 70 printing businesses across 27 states, Toronto and Prague, and a presence in Asia.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. The Company also maintains centralized treasury, risk management, tax, internal audit and consolidated financial reporting activities.

The Company's sales are derived from providing commercial printing and print-related services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to its customers' design specifications; (ii) fulfillment and mailing services for such printed materials; (iii) technology solutions that enable its customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) crossmedia capabilities allowing its customers to supplement the message of their printed materials through other media, such as the internet, email, or text messaging.

The scope and extent of services provided to the Company's customers typically varies for each individual order it receives, depending on customer-specific factors including the intended uses for the printed materials. Furthermore, each of the Company's locations generally is capable of providing a complete range of services to its customers. Accordingly, the Company does not operate its business in a manner that differentiates among its respective capabilities and services for financial or management reporting purposes, rather each of its printing businesses is defined as a distinct reporting unit.



SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to generally accepted accounting principles in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including depreciation of property and equipment and amortization or impairment of intangible assets. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Reclassification – Certain reclassifications of prior period data have been made to conform to the current period reporting.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Pursuant to the Company's cash management system, the Company deposits cash into its bank accounts as checks written by the Company are presented to the bank for payment. Checks issued by the Company but not presented to the bank for payment are included in accounts payable and totaled $38,996 as of March 31, 2011 and $40,342 as of March 31, 2010.

Revenue Recognition and Accounts Receivable – The Company primarily recognizes revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into the Company's fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Revenue from distribution services is recognized when the services are provided. Because printed products manufactured for the Company's customers are customized based upon the customers specifications, product returns are not significant. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 7% of the Company's revenues in any of the years ended March 31, 2011, 2010 or 2009. The Company maintains an allowance for doubtful accounts based upon its evaluation of aging of receivables, historical experience and the current economic environment. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $3,657 and $4,348 at March 31, 2011 and 2010, respectively.

Inventories – Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. Raw materials consist of paper, ink, proofing materials, plates, boxes and other general supplies. Inventory values include the cost of purchased raw materials, labor and overhead costs. The carrying values of inventories are set forth below:

	MARCH 31	
	2011	2010
Raw materials	$ 23,658	$ 20,932
Work in progress	21,815	22,354
Finished goods	5,415	5,593
	$ 50,888	$ 48,879

Goodwill and Long-Lived Assets – Goodwill totaled $27,124 at March 31, 2011 and represents the excess of the Company's purchase cost over the fair value of the net identifiable assets acquired, net of previously recorded amortization and impairment charges. The Company assesses the impairment of goodwill by estimating the fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2011, based upon historical transactions in the printing industry). This total Company enterprise value-to-EBITDA multiple is then used as a starting point in determining the appropriate multiple for each reporting unit. Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment.

Under the applicable accounting standards, the goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangible assets as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill in the "proforma" business combination accounting described above exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. A recognized impairment loss cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The Company conducted its required annual evaluation of goodwill and determined that no impairment charges were required for the year ended March 31, 2011. The Company recognized a non-cash, pre-tax impairment charge to its goodwill in the amount of $6,134 for the year ended March 31, 2010 and $83,324 for the year ended March 31, 2009. Tax benefits totaling $2,392 in 2010 and $20,055 in 2009 were recorded in connection with these impairments.

Goodwill is as follows:

	YEAR ENDED MARCH 31		
	2011	2010	2009
Beginning balance, gross	$ 237,626	$ 236,702	$ 226,365
Accumulated impairments	(213,400)	(207,266)	(123,942)
Beginning balance, net	24,226	29,436	102,423
Acquisitions	2,546	–	10,337
Foreign exchange translation	352	924	–
Impairment charges	–	(6,134)	(83,324)
Ending balance	$ 27,124	$ 24,226	$ 29,436

The Company compares the carrying value of long-lived assets, including property, plant and equipment and intangible assets other than goodwill or intangible assets with indefinite lives to projections of future undiscounted cash flows attributable to such assets whenever events or changes in conditions indicate the carrying value may not be recoverable. In the event that the carrying value of any long-lived asset exceeds the projection of future undiscounted cash flows attributable to such asset, the Company records an impairment charge against income equal to the excess, if any, of the carrying value over the asset's fair value. The Company recorded impairments of $1,205 in 2011, $3,973 in 2010 and $350 in 2009, which are included in litigation and other in the consolidated income statements.

The net book value of other intangible assets at March 31, 2011 was $19,376. Other intangible assets consist primarily of the value assigned to such items as customer lists and trade names in connection with the allocation of purchase price for acquisitions and are generally amortized on a straight-line basis over periods of between 5 and 25 years. Such assets are evaluated for recoverability with other long-lived assets as discussed above. Amortization expense totaled $3,574 in 2011, $3,734 in 2010 and $4,128 in 2009. The Company's future amortization expense by fiscal year is as follows:

	2012	2013	2014	2015	2016
Amortization expense	$ 3,574	$ 3,521	$ 3,189	$ 3,189	$ 2,243

Accrued Liabilities – The significant components of accrued liabilities are as follows:

	MARCH 31	
	2011	2010
Compensation and benefits	$ 32,095	$ 25,810
Litigation reserve	–	17,567
Advances from customers	10,731	13,677
Other[1]	23,550	18,026
Manufacturing materials and services	9,943	8,040
Sales, property and other taxes	5,182	5,054
	$ 81,501	$ 88,174

(1) Other accrued liabilities include accrued self-insurance claims for certain insurance programs. None of the individual items in other accrued liabilities at March 31, 2011 and 2010 were individually greater than 5% of total current liabilities in those years.

Litigation Charge – In late fiscal 2009, a jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17,000 was accrued in the fiscal 2009 consolidated financial statements. In fiscal 2010, the Company accrued additional charges to reflect the actual damages, fees and other costs included in the order entered by the judge. In fiscal 2011, the Company settled the litigation for an amount lower than previously recognized and reduced the litigation charge by $5.7 million. (See Note 7. Commitments and Contingencies).

Income Taxes – The provision for income taxes includes federal, state and foreign income taxes which are currently payable or deferred based on current tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax bases of assets and liabilities. The Company reduces deferred tax assets by a valuation allowance when, based on its estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The Company is subject to audit by taxing authorities and these audits occasionally result in proposed assessments which may result in additional tax liabilities and, in some cases, interest and penalties. The Company recognizes a tax position in its financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. The recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. The Company has a reserve for unrecognized tax benefits related to uncertain tax positions. The Company adjusts the reserve upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement, or upon the expiration of the statute of limitations relating to such tax positions, in the period in which such event occurs. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in the financial statements.

Supplemental Cash Flow Information – The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. Total expenditures for capital projects placed in service, were $47,245, $28,244 and $69,600 for the years ended March 31, 2011, 2010 and 2009, respectively. Total changes in capital projects in process were $21,507, $(4,049) and $(161) for the years ended March 31, 2011, 2010 and 2009, respectively. Certain capital expenditures considered non-cash transactions were $7,277 for the year ended March 31, 2009, and were financed using term notes (See Note 5. Long-Term Debt). The Company paid cash for interest totaling $7,797, $9,636 and $14,848 for the years ended March 31, 2011, 2010 and 2009, respectively. The Company paid cash for income taxes, net of refunds, totaling $17,521 and $14,427 for the years ended March 31, 2011 and 2009, respectively. The Company received an income tax refund, net of taxes paid, totaling $7,036 for the year ended March 31, 2010.

Other Information

Earnings Per Share – Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares, dilutive stock options and restricted stock unit awards outstanding using the treasury stock method. Earnings per share are set forth below:

	YEAR ENDED MARCH 31		
	2011	2010	2009
Numerator			
Net income (loss)	$ 41,412	$ 14,088	$ (39,570)
Denominator			
Weighted average number of common shares outstanding	11,416,002	11,168,665	11,138,141
Dilutive options and awards	182,146	284,720	–
Diluted weighted average number of common shares outstanding	11,598,148	11,453,385	11,138,141
Net earnings (loss) per share			
Basic	$ 3.63	$ 1.26	$ (3.55)
Diluted	$ 3.57	$ 1.23	$ (3.55)

Diluted net earnings (loss) per share takes into consideration the dilution of certain unvested restricted stock unit awards and unexercised stock options. For the year ended March 31, 2011, options to purchase 881,341 shares of common stock were outstanding but not included in the computation of diluted net earnings per share because the option exercise price exceeded the average annual fair value of the Company's common stock such that their inclusion would have an anti-dilutive effect. For the year ended March 31, 2010, options to purchase 1,093,987 shares of common stock were outstanding but not included in the computation of diluted net earnings per share because the option exercise price exceeded the average annual fair value of the Company's common stock such that their inclusion would have an anti-dilutive effect. For the year ended March 31, 2009, options to purchase 1,829,151 shares were outstanding but not included in the computation of diluted net loss per share because of the net loss during 2009. Their inclusion would have had an anti-dilutive effect. Of the 1,829,151 outstanding options to purchase shares, 1,112,276 shares had an option exercise price that exceeded the average annual fair value of the Company's common stock.

Related Party Transactions – In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company. Related party rental expense totaled $1,311 for fiscal 2011 and $821 for fiscal 2010 and 2009.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the recorded values of its variable rate debt obligations, which totaled $111,249 and $116,787 at March 31, 2011 and 2010, respectively, approximated their fair values. The Company believes that the recorded values of its fixed rate debt obligations which totaled $58,823 and $64,769 at March 31, 2011 and 2010, respectively, approximated their fair values. Estimates of fair value are based on estimated interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for extensions of credit. The Company's cash deposits are held with large, well-known financial institutions.

Share-Based Compensation – The Company accounts for share-based compensation by measuring the cost of the employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. In addition, to the extent that the Company receives an excess tax benefit upon exercise of an award, such benefit is reflected as cash flow from financing activities in the consolidated statement of cash flows.

Foreign Currency – Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at period-end exchange rates. Income and expense items are translated at the average monthly exchange rates. The effects of period-end translation are included as a component of Accumulated Other Comprehensive Income in the consolidated statements of shareholders' equity. The net foreign currency transaction loss (gain) related to the revaluation of certain transactions denominated in currencies other than the reporting unit's functional currency totaled $237, $357 and $(809) in fiscal 2011, 2010 and 2009, respectively, and is recorded in Other (Income) Expense on the consolidated income statements.

Accumulated Other Comprehensive Income (Loss) – Accumulated Other Comprehensive Income (Loss) is comprised of foreign currency translation adjustments.

Geographic Information – Revenues of the Company's subsidiaries operating outside the United States were $55,956, $49,980 and $45,984 in fiscal 2011, 2010 and 2009, respectively, and long-lived assets were $35,700 and $35,822 as of March 31, 2011 and 2010, respectively.

3 ACQUISITIONS

Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition.

In fiscal 2011, the Company paid cash totaling $7,224 and assumed liabilities totaling $8,279 to acquire the assets of two printing businesses.

In fiscal 2010, the Company paid cash totaling $2,194 to acquire certain assets of two printing businesses and $750 to satisfy liabilities in connection with a prior period acquisition. In addition, the Company paid cash totaling $5,500 to acquire the remaining interest in a consolidated subsidiary. The purchase price of $5,500 plus transaction costs were recorded directly to Shareholders' Equity, net of a deferred tax benefit of $2,160.

In fiscal 2009, the Company paid cash totaling $6,684 to satisfy certain liabilities incurred in connection with certain prior period acquisitions.



PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

	MARCH 31		ESTIMATED LIFE
DESCRIPTION	2011	2010	IN YEARS
Land	$ 15,786	$ 15,334	–
Buildings and leasehold improvements	125,066	117,504	5–30
Machinery and equipment	582,702	565,173	3–20
Computer equipment and software	41,138	38,733	2–5
Furniture, fixtures and other	40,083	14,420	2–7
	804,775	751,164	
Less – accumulated depreciation	(416,094)	(370,456)	
	$ 388,681	$ 380,708	

Depreciation expense related to the Company's property and equipment totaled $65,323 in 2011, $66,427 in 2010 and $62,634 in 2009.



LONG-TERM DEBT

The following is a summary of the Company's long-term debt as of:

	MARCH 31	
	2011	2010
Bank credit facilities	$ 108,049	$ 113,186
Term equipment notes	57,180	64,612
Other	4,843	3,758
	170,072	181,556
Less – current portion	(15,911)	(22,235)
	$ 154,161	$ 159,321

In August 2010, the Company entered into a new Credit Agreement (the "Credit Agreement"), which effectively amended and restated its previous bank credit facility. The Credit Agreement provides up to $285,000 in revolving credit and has a maturity date of October 6, 2014. At March 31, 2011, outstanding borrowings under the Credit Agreement were $90,000 and accrued interest at a weighted average rate of 1.9%.

Under the terms of the Credit Agreement, the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase the Company's common stock. In order to repurchase Company common stock under the terms of the Credit Agreement, the Company must (1) demonstrate compliance on a proforma basis, giving effect to such repurchase with the financial covenants set forth in the Credit Agreement, and (2) have a Leverage Ratio (Debt divided by EBITDA, as defined in the Credit Agreement) not exceeding 2.50 to 1.00 on a proforma basis after giving effect to such repurchase. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. The collateral also secures, on a pari passu basis, the obligations under the A&B Credit Facility and the Auxiliary Bank Facilities described below. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either LIBOR plus a margin of 1.375% to 2.75%, or an alternate base rate (based upon the greater of (i) the administrative agent bank's prime lending rate, (ii) the sum of the LIBOR rate for a one-month interest period plus 1.50% or (iii) the sum of the Federal Funds effective rate plus 0.5% per annum) plus a margin of 0.0% to 1.25%. The Company is also required to pay an annual commitment fee ranging from 0.25% to 0.5% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2011, the applicable margin on LIBOR based loans was 1.625%, the applicable margin on alternative base rate loans was 0.125% and the applicable commitment fee was 0.25%.

The Company is subject to certain covenants and restrictions, including limitations on additional indebtedness it may incur in the future, and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2011. In the event the Company is unable to remain in compliance with the Credit Agreement covenants and financial tests contained in the Credit Agreement in the future, the Company's lenders would have the right to declare it in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be reclassified as a current liability. In the event the Company was unable to obtain a waiver from its lenders or renegotiate or refinance these obligations, a material adverse effect on the ability of the Company to conduct its operations in the ordinary course would likely result.

The Company also maintains a secured credit facility (the "A&B Credit Facility") which provides revolving credit for its Canadian subsidiary, Annan & Bird Lithographers, Inc., available for both U.S. dollar and Canadian dollar loans not to exceed in the aggregate $25,000 (U.S. equivalent). At March 31, 2011, outstanding borrowings were $8,787 (U.S. equivalent) which accrued interest at a weighted average rate of 2.8%. The A&B Credit Facility contains many of the same covenants and restrictions contained in the Credit Agreement. Additionally, a default by the Company under the Credit Agreement constitutes a default under the A&B Credit Facility and vice versa.

In addition, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities"). Each Auxiliary Bank Facility is secured and has a maximum borrowing capacity of $5,000. One facility expires in October 2011 while the other facility expires in December 2011. At March 31, 2011, outstanding borrowings under the Auxiliary Bank Facilities totaled $9,262 and accrued interest at a weighted average rate of 2.7%. Because the Company currently has the ability and intent to refinance borrowings outstanding under the Auxiliary Bank Facility expiring in October 2011, such borrowings are classified as long-term debt in the accompanying condensed consolidated balance sheet at March 31, 2011. The Auxiliary Bank Facilities cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2011, outstanding borrowings under term equipment notes totaled $57,180 and carried interest rates between 3.3% and 4.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to eight years from the date of issuance, and are secured by certain equipment of the Company. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes. Most of the term equipment notes cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2011, other debt obligations totaled $4,843 and provided for principal payments plus interest (fixed and variable rates) for defined periods up to 16 years from the date of issuance. The Company does not have any significant financial covenants or restrictions associated with these other debt obligations.

As of March 31, 2011, the Company's available credit under existing credit facilities was $204,589.

The principal payment requirements by fiscal year under the Company's debt obligations referenced above are:

	2012	2013	2014	2015	2016	THEREAFTER
Debt obligations	$ 15,911	$ 17,356	$ 13,783	$ 116,532	$ 6,490	$ –

6

INCOME TAXES

Income (loss) before income taxes for the years ended March 31 were as follows:

	YEAR ENDED MARCH 31		
	2011	2010	2009
Domestic	$ 54,138	$ 10,160	$ (53,099)
Foreign	11,196	7,864	7,725
Income (loss) before taxes	$ 65,334	$ 18,024	$ (45,374)

The provision (benefit) for income taxes is comprised of the following:

	YEAR ENDED MARCH 31		
	2011	2010	2009
Current			
Federal	$ 7,909	$ 8,098	$ 3,259
State	1,406	837	1,974
Foreign	2,455	1,617	1,620
Current income taxes	11,770	10,552	6,853
Deferred			
Federal	9,785	(5,548)	(9,688)
State	2,215	(1,552)	(3,318)
Foreign	152	484	349
Deferred income taxes	12,152	(6,616)	(12,657)
Income tax expense (benefit)	$ 23,922	$ 3,936	$ (5,804)

The provision for income taxes differs from an amount computed at the federal statutory rate as follows:

	YEAR ENDED MARCH 31		
	2011	2010	2009
Provision at the federal statutory rate	$ 22,866	$ 6,309	$ (15,881)
Impairment of goodwill	–	–	11,390
Non-deductible expenses	1,309	961	1,259
Adjustment to unrecognized tax benefits	(1,294)	(1,007)	170
State income taxes, net of federal income tax effect	2,590	(505)	(2,271)
Foreign income taxed at other rates	(1,383)	(651)	(734)
Benefit of domestic production deduction	(525)	(645)	(348)
Other	359	(526)	611
Income tax expense (benefit)	$ 23,922	$ 3,936	$ (5,804)

At March 31, 2011 and 2010, a current income tax receivable of $2,907 and $1,248 was included in prepaid expenses, primarily relating to federal, state and foreign overpayments for 2011 and state and foreign overpayments for 2010.

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. As of March 31, 2011 and 2010, the Company had tax benefits relating to various state net operating losses and other tax credit carryforwards, net of federal benefit, of $4,247 and $2,830. The losses and credits expire in years 2012 through 2031. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the history of taxable income and expectations of future taxable income, among other factors, in assessing the potential need for a valuation allowance. As of March 31, 2011 and 2010, a valuation allowance of ($3,128) and ($1,401) was recorded related to certain deferred tax assets.

Deferred U.S. income taxes and foreign withholding taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries, because such excess is considered to be permanently reinvested in those operations. At March 31, 2011, approximately $2,835 of U.S. taxes and foreign withholding taxes would be due if the aggregate unremitted earnings of $30,390 were distributed.

The components of deferred income tax assets and liabilities are as follows:

	MARCH 31	
	2011	2010
Deferred income tax assets		
Goodwill and intangibles[1]	$ 23,293	$ 26,713
Litigation reserve	67	7,629
Compensation and benefit accruals	2,879	5,199
Share-based compensation	6,188	5,542
Other liabilities[1]	3,630	3,520
Net operating losses and credits[1]	4,247	2,830
Accounts receivable and inventories	586	–
Other	2,706	776
Total deferred income tax assets	43,596	52,209
Valuation allowance[1]	(3,128)	(1,401)
Net deferred income tax assets	$ 40,468	$ 50,808
Deferred income tax liabilities		
Property and equipment	$ 73,671	$ 71,640
Prepaid expenses[2]	1,639	1,837
Accounts receivable and inventories[2]	–	15
Total deferred income tax liabilities	$ 75,310	$ 73,492

(1) These deferred income tax assets are long-term in nature and therefore are netted against long-term deferred income tax liabilities for presentation in the accompanying consolidated balance sheets.

(2) These deferred tax liabilities are current in nature and therefore netted against current deferred income tax assets for presentation in the accompanying consolidated balance sheets.

As of March 31, 2011 the balance of unrecognized tax benefits was $13,819. Of the unrecognized tax benefits at March 31, 2011, $13,190, if recognized, would decrease the Company's effective income tax rate and increase net income. The unrecognized tax benefits relate to certain tax deductions claimed on federal and state tax returns for which the ultimate outcome is uncertain.

In the year ended March 31, 2011, the reserve for unrecognized tax benefits decreased $910. Of this amount, $1,294 resulted in a net decrease in tax expense. The decrease in the reserve for unrecognized tax benefits in fiscal year 2011 relates to deductions claimed on the federal and state tax returns for which the ultimate outcome is uncertain, more than offset by reserve releases due to the expiration of various statutes of limitations. During fiscal year 2010, the reserve for unrecognized tax benefits decreased $64. Of this amount, $1,007 resulted in a net decrease in tax expense. The decrease in the reserve for unrecognized tax benefits in fiscal year 2010 relates to deductions claimed on the federal and state tax returns for which the ultimate outcome is uncertain, more than offset by reserve releases due to the expiration of various statues of limitations.

The Company's federal income tax returns for the tax years after 2006 remain subject to examination. The various states in which the Company is subject to income tax are generally open for the tax years after 2005.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. For the year-ended March 31, 2011, the Company recognized a decrease in interest expense of $211, primarily due to a decrease in the tax uncertainties. Accrued interest and penalties of $1,790 and $2,001 related to income tax uncertainties were recognized as a component of other noncurrent liabilities at March 31, 2011 and March 31, 2010, respectively.

The Company's unrecognized tax benefit activity for the fiscal year ended March 31, 2011 and March 31, 2010, was as follows:

	MARCH 31	
	2011	2010
Unrecognized tax benefit at beginning of year	$ 14,729	$ 14,793
Additions for tax positions in prior periods	–	268
Decreases for tax positions in prior periods	(238)	(339)
Additions for tax positions in current periods	1,798	1,739
Settlements/audits	(338)	(49)
Lapse of statute of limitations	(2,132)	(1,683)
Unrecognized tax benefit at end of year	$ 13,819	$ 14,729

7 COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $19,604, $19,927 and $19,823 for the years ended March 31, 2011, 2010 and 2009, respectively.

The Company's future operating lease obligations by fiscal year are as follows:

	2012	2013	2014	2015	2016	THEREAFTER
Operating lease obligations	$ 18,900	$ 16,048	$ 13,725	$ 9,228	$ 7,277	$ 22,160

Letters of Credit – The Company had letters of credit outstanding as of March 31, 2011 totaling $7,362. All of these letters of credit were issued pursuant to the terms of the Company's Credit Agreement, which expires in October 2014.

Insurance Programs – The Company maintains third-party insurance coverage in amounts and against risks it believes are reasonable in its circumstances. The Company is self-insured for most workers' compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although the Company believes that the accrued loss estimates are reasonable, significant differences related to the items noted above could materially affect our risk exposure, insurance coverage and future expense.

Multi-Employer Pension Plans – The Company participates in multi-employer pension plans for certain of its employees covered by union agreements. Amounts expensed in the financial statements equal the contributions made to the pension plans during the year. Contributions to the multi-employer pension plans were $771 in 2011, $850 in 2010 and $1,106 in 2009. In April 2011, two of the Company's printing businesses renegotiated their union agreements which provided, among other things, for the withdrawal from their multi-employer pension plans. The Company will accrue an estimated pre-tax liability of $1,182 in the quarter ended June 30, 2011 in connection with such withdrawals.

Legal Matters – In late fiscal 2009, a jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17,000 has been accrued in the fiscal 2009 consolidated financial statements. In fiscal 2010, the Company accrued additional charges to reflect the actual damages, fees and other costs included in the order entered by the judge. In fiscal 2011, the Company settled the litigation for an amount lower than previously recognized and reduced the litigation charge by $5,673.

In addition, from time to time, the Company is involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company maintains insurance coverage against certain types of potential claims in an amount which it believes to be adequate, but there is no assurance that such coverage will in fact cover, or be sufficient to cover, all potential claims. Currently, the Company is not aware of any other legal proceedings or claims pending against it that its management believes will have a material adverse effect on its consolidated financial condition or results of operations.

Tax Matters – The Company is subject to examination by tax authorities for varying periods in various taxing jurisdictions. During the course of such examinations, disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions, the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.

8 SHARE-BASED COMPENSATION

Pursuant to the Consolidated Graphics, Inc. Amended and Restated Long-Term Incentive Plan (as amended, the "Plan"), employees of the Company and members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock, restricted stock unit awards or other forms of equity-based compensation. Options granted pursuant to the Plan include incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and non-qualified stock options. Options previously granted under the Plan were at a strike price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally are cancelled upon termination of employment and vested options generally expire shortly after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period generally not in excess of an additional five years. At March 31, 2011, a total of 1,748,032 common shares were reserved for issuance pursuant to the Plan, of which 325,482 shares of the Company's common stock were available for future grants.

The following table sets forth option and restricted stock unit award transactions under the Plan in terms of underlying shares of the Company's common stock:

	FOR THE YEAR ENDED MARCH 31					
	2011		2010		2009	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at April 1	1,842,820	$ 37.61	1,829,151	$ 37.85	1,479,977	$ 36.93
Granted	27,500	42.62	90,000	17.38	730,000	46.02
Exercised	(417,047)	16.10	(58,341)	20.19	(73,864)	39.48
Forfeited or expired	(30,723)	48.68	(17,990)	34.98	(306,962)	52.24
Outstanding at March 31	1,422,550	43.62	1,842,820	37.61	1,829,151	37.85
Exercisable at March 31	871,158	43.90	1,105,313	33.99	962,630	31.10

For fiscal 2011, the number of shares granted includes 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $529, the number of shares exercised includes vesting of 18,124 restricted stock unit awards and the number of shares outstanding at year end includes 38,959 unvested restricted stock unit awards. For fiscal 2010, the number of shares granted includes 25,000 restricted stock unit awards having an aggregate fair value at date of grant of $331, the number of shares exercised includes vesting of 9,792 restricted stock unit awards and the number of shares outstanding at year end includes 44,583 unvested restricted stock unit awards. For fiscal 2009, the number of shares granted includes 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $709, the number of shares exercised includes vesting of 5,625 restricted stock unit awards and the number of shares outstanding at year end includes 29,375 unvested restricted stock unit awards. For fiscal 2011, 2010 and 2009, the weighted average exercise price of shares granted, exercised and outstanding is based solely on stock option grants and exercises and excludes the restricted stock unit awards which have no exercise price component.

The total fair value of options and restricted stock unit awards which vested was $4,291, $3,779 and $1,693 for the years ended March 31, 2011, 2010 and 2009, respectively. The aggregate intrinsic value of options and restricted stock unit awards outstanding was $18,708, $20,587 and $758 for the years ended March 31, 2011, 2010 and 2009, respectively. The aggregate intrinsic value of options and restricted stock unit awards exercised was $9,695, $1,222 and $1,338 for the years ended March 31, 2011, 2010 and 2009, respectively.

The weighted average grant date fair value of stock options granted during the three years ended March 31, 2011, all of which were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes-Merton pricing model ("Black-Scholes") are as follows:

	YEAR ENDED MARCH 31		
	2011	2010	2009
Weighted average fair value per share of option grants during the year	$ 21.51	$ 8.85	$ 20.46
Assumptions:			
Expected option life in years	6.5	6.5	6.5
Risk-free interest rate	1.4%	2.3%	2.7%
Expected volatility	50.6%	49.2%	40.4%
Expected dividend yield	–	–	–

The risk-free interest rate represents the U.S. Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, generally based on the mid-point between the vesting date and contractual expiration date of each option. The expected volatility is based on the historical market price volatility of the Company's common stock.

Outstanding and exercisable stock options and restricted stock unit awards at March 31, 2011 were as follows:

	OUTSTANDING			EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING YEARS	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Stock Options					
$ 7.40–$20.00	312,000	$ 17.04	5.1	146,000	$ 16.82
$20.01–$30.00	50,000	23.00	2.4	50,000	23.00
$30.01–$40.00	22,250	39.13	4.5	22,250	39.13
$40.01–$50.00	125,724	41.87	5.3	88,888	41.80
$50.01–$60.00	866,257	54.59	6.2	558,757	53.19
$60.01–$66.00	7,360	63.81	1.5	5,263	63.52
	1,383,591	43.62	5.7	871,158	43.90
Restricted stock unit awards	38,959	–	1.0	–	–
Outstanding at March 31, 2011	1,422,550	–	5.7	871,158	43.90

The Company accounts for share-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. The fair value of stock options is determined using the Black-Scholes model. Restricted stock unit awards are valued at the closing stock price on the date of grant.

The Company recorded $3,307 of share-based compensation expense for the year ended March 31, 2011. The after-tax impact to net income was $2,017, and the impact to basic earnings per share was $.18 and diluted earnings per share was $.17 in fiscal 2011. For the year ended March 31, 2010, the Company recorded $5,031 of share-based compensation expense. The after-tax impact to net income was $3,069, and the impact to both basic and diluted earnings per share was $.27 in fiscal 2010. For the year ended March 31, 2009, the Company recorded $6,908 of share-based compensation expense. The after-tax impact to net loss was $4,213, and the impact to both basic and diluted earnings per share was $.40 in fiscal 2009.

As of March 31, 2011, $3,357 of total unrecognized compensation cost related to stock options was expected to be recognized over a weighted average period of 1.5 years.

There were 325,482, 322,259 and 394,269 shares available for awards under the Plan as of March 31, 2011, 2010 and 2009, respectively. In fiscal 2010, the Plan was amended to increase the number of stock appreciation rights or stock awards, including restricted stock unit awards, that may be granted to participants to 112,500 underlying shares of the Company's common stock.



SUPPLEMENTAL SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2011 and 2010. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Fiscal 2011:				
Sales	$ 236,717	$ 260,106	$ 299,111	$ 258,106
Gross profit	54,451	62,154	76,814	64,630
Net income	6,841 (1)	8,054 (2)	17,569 (3)	8,948 (4)
Basic earnings per share	.60	.70	1.53	.79
Diluted earnings per share	.59	.69	1.50	.78
Fiscal 2010:				
Sales	$ 225,861	$ 251,626	$ 276,374	$ 237,000
Gross profit	44,829	55,443	66,604	53,910
Net income (loss)	(314)	2,082	11,439 (5)	881 (6)
Basic earnings (loss) per share	(.03)	.19	1.02	.08
Diluted earnings (loss) per share	(.03)	.18	1.00	.08

(1) Includes ($2,552) litigation and other, net of taxes.

(2) Includes $438 litigation and other, net of taxes.

(3) Includes $605 litigation and other, net of taxes.

(4) Includes $323 litigation and other, net of taxes.

(5) Includes $1,914 litigation and other, net of taxes.

(6) Includes $3,742 goodwill impairment charges and $878 litigation and other, net of taxes.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f) or 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consolidated Graphics, Inc. and its subsidiaries (the "Company"); (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2011. The Company's internal control over financial reporting as of March 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, which issued an attestation report which is included on page 49.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries (collectively, the Company) as of March 31, 2011 and 2010, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Consolidated Graphics, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 27, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
Houston, Texas
May 27, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited Consolidated Graphics, Inc.'s (the Company) internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2011 and 2010, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated May 27, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Houston, Texas
May 27, 2011

Reconciliation of Non-GAAP Financial Measures (Unaudited)

Presented below are Adjusted EBITDA , Adjusted EBITDA Margin, Free Cash Flow, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income and Adjusted Diluted Earnings Per Share, all of which are non-GAAP financial measures. We present these non-GAAP financial measures because we believe these measures are helpful to investors when assessing liquidity, cash flow and operating performance and when comparing the Company to other companies having different financing strategies, capital structures and tax rates. Please refer to Consolidated Graphics, Inc. Form 8-K filed May 3, 2011 for a more detailed discussion of the reasons we believe these non-GAAP financial measures are helpful to investors.

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with United States generally accepted accounting principles ("GAAP"). Pursuant to the rules adopted by the Securities and Exchange Commission (SEC) relating to the use of such financial measures, the Company provides the following qualitative and quantitative reconciliations regarding the non-GAAP financial measures referred to in this Annual Report. These non-GAAP financial measures should not be considered as an alternative to any measure of operating results as promulgated under GAAP (such as operating income, net income or net cash provided by operating activities), nor should it be considered as an indicator of our overall financial performance or our ability to satisfy current or future obligations and fund or finance future business opportunities.

The Company defines Adjusted EBITDA as our net income before interest, income taxes, depreciation and amortization, goodwill impairment charges, litigation and other, share-based compensation expense, non-cash foreign currency transaction gains and losses and net losses and gains from asset dispositions. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by sales.

($ IN MILLIONS)	2011	2010	2009
Sales	$ 1,054.0	$ 990.9	$ 1,145.1
Net income (loss)	41.4	14.1	(39.6)
Income taxes	23.9	3.9	(5.8)
Interest expense, net	7.6	9.6	15.0
Depreciation and amortization	68.9	69.7	66.5
Goodwill impairment charge	–	6.1	83.3
Litigation and other	(2.0)	7.2	17.4
Share-based compensation expense	3.3	5.0	6.9
Non-cash foreign currency transaction net (gain) loss	0.2	0.4	(0.8)
Net loss (gain) from asset dispositions*	(0.1)	1.6	0.6
Adjusted EBITDA	$ 143.2	$ 117.7	$ 143.5
Adjusted EBITDA Margin	13.6%	11.9%	12.5%

* Included in depreciation and amortization in the Company's Consolidated Statement of Cash Flows.

The Company defines Free Cash Flow as net cash provided by operating activities less capital expenditures adjusted by changes in capital projects in process plus proceeds from asset disposition.

($ IN MILLIONS)	2011	2010	2009
Net cash provided by operating activities	$ 101.2	$ 156.8	$ 140.9
Capital expenditures**	(47.3)	(28.2)	(76.9)
Changes in capital projects in process	(21.5)	4.0	0.2
Proceeds from asset dispositions	3.9	7.2	1.4
Free Cash Flow	$ 36.3	$ 139.8	$ 65.6

** Capital expenditures include all expenditures for property, plant and equipment, including those that are directly financed.

The Company defines Adjusted Operating Income as operating income before goodwill impairment charges, litigation and other, share-based compensation expense and non-cash foreign currency transaction gains and losses. The Company defines Adjusted Operating Margin as adjusted operating income divided by sales.

($ IN MILLIONS)	2011	2010	2009
Operating income (loss)	$ 73.0	$ 27.6	$ (30.4)
Goodwill impairment charge	–	6.1	83.3
Litigation and other	(2.0)	7.2	17.4
Share-based compensation expense	3.3	5.0	6.9
Non-cash foreign currency transaction net (gain) loss	0.2	0.4	(0.8)
Adjusted Operating Income	$ 74.5	$ 46.3	$ 76.4
Adjusted Operating Margin	7.1%	4.7%	6.7%

The Company defines Adjusted Net Income as net income before goodwill impairment charges, litigation and other, share-based compensation expense and non-cash foreign currency transaction gains and losses, all net of taxes.

($ IN MILLIONS)	2011	2010	2009
Net income (loss)	$ 41.4	$ 14.1	$ (39.6)
Goodwill impairment charge, net of taxes	–	3.7	63.3
Litigation and other, net of taxes	(1.2)	4.4	10.6
Share-based compensation expense, net of taxes	2.0	3.1	4.2
Non-cash foreign currency transaction net (gain) loss, net of taxes	0.2	0.2	(0.5)
Adjusted Net Income	$ 42.4	$ 25.5	$ 38.0

The Company defines Adjusted Diluted Earnings per Share as diluted earnings/loss per share before goodwill impairment charges, litigation and other, share-based compensation expense and non-cash foreign currency transaction gains and losses, all net of taxes.

($ IN MILLIONS)	2011	2010	2009
Diluted earnings per share (loss per share)	$ 3.57	$ 1.23	$ (3.55)
Goodwill impairment charge, net of taxes	–	0.33	5.52
Litigation and other, net of taxes	(0.10)	0.38	0.92
Share-based compensation expense, net of taxes	0.17	0.27	0.37
Non-cash foreign currency transaction net (gain) loss, net of taxes	0.01	0.02	(0.04)
Diluted share adjustment	–	–	.10
Adjusted Diluted Earnings Per Share	$ 3.65	$ 2.23	$ 3.32

Corporate Information

Headquarters

Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977
www.cgx.com

Transfer Agent & Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
212.936.5100

Annual Shareholders' Meeting

The Annual Meeting of Shareholders will be held at Hilton Americas in Houston, Texas, on Thursday, August 25, 2011, at 5:00 p.m., C.D.T.

Annual Report on Form 10-K Availability

The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2011, may be obtained without charge by writing to our Corporate Secretary, Consolidated Graphics, Inc. at the Company's headquarters or via the Company's Web site at www.cgx.com.

Stock Information

Our common stock is traded on the New York Stock Exchange under the symbol "CGX." The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

	HIGH	LOW
Fiscal 2011 – Quarter Ended:		
June 30, 2010	$ 48.25	$ 34.53
September 30, 2010	47.44	33.71
December 31, 2010	51.69	40.93
March 31, 2011	56.50	48.50

	HIGH	LOW
Fiscal 2010 – Quarter Ended:		
June 30, 2009	$ 21.50	$ 12.10
September 30, 2009	27.17	15.23
December 31, 2009	37.53	19.13
March 31, 2010	48.48	33.21

As of April 30, 2011, there were 63 shareholders of record representing approximately 5,547 beneficial owners.

We have not previously paid cash dividends on our common stock. We presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our primary bank credit facility contains restrictions that limit our ability to pay cash dividends.

Employees

As of April 30, 2011, we had 5,333 employees.

Forward-Looking Statements – Safe Harbor Provisions

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in which the Company discusses factors it believes may affect its performance or results in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "forecast," "project," "should" or "will" or other comparable words or the negative of such words. The accuracy of the Company's assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks, including those created by general market conditions, competition and the possibility that events may occur beyond the Company's control, which may limit its ability to maintain or improve its operating results or financial condition or acquire additional printing businesses. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company's actual future results might differ from the forward-looking statements made in this Annual Report for a variety of reasons, which include weakness in the economy, financial stability of its customers, the sustained growth of its digital printing business, seasonality of election-related business, its ability to adequately manage business expenses, including labor costs, the unfavorable outcome of legal proceedings, the lack of or adequacy of insurance coverage for its operations, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, satisfactory labor relations, the potential for additional goodwill impairment charges, it's ability to identify new acquisition opportunities, negotiate and finance such acquisitions on acceptable terms and successfully absorb and manage such acquisitions in a timely and efficient manner, as well as other risks described in the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, as filed with the Securities and Exchange Commission and the risk factors and cautionary statements described in the other documents the Company files or furnishes from time to time with the Securities and Exchange Commission, including its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Should one or more of the foregoing risks or uncertainties materialize, or should the Company's underlying assumptions, expectations, beliefs or projections prove incorrect, the Company's actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.

Corporate Directory

Directors

Joe R. Davis
Chairman and Chief Executive Officer
Member of Executive Committee

Larry J. Alexander
Retired, Senior Vice President
Southwestern Bell Corporation
(now AT&T, Inc.)
Independent Director
Member of Audit Committee

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer,
Saratoga Financial Group
Independent Director
Member of Compensation and
Nominating & Governance Committees

Gary L. Forbes
Retired Senior Vice President,
EQUUS Total Return, Inc.
Independent Director
Member of Audit and Executive Committees

James H. Limmer
Retired, Partner,
Tekell, Book,
Matthews & Limmer, L.L.P.
Independent Director
Member of Compensation and
Nominating & Governance Committees

Hugh N. West, M.D.
Private Investor
Independent Director
Member of Audit and
Nominating & Governance Committees

Officers

Chairman and
Chief Executive Officer
Joe R. Davis

Executive Vice Presidents

Jon C. Biro
Chief Financial and
Accounting Officer

James H. Cohen
Mergers and Acquisitions

Richard A. Davis
Operations

Paul M. Garner
Chief Technology Officer

M. Grae Griffin
Human Resources &
Labor Relations

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents

Trenton C. Cunningham

Dennis L. Rampe

Vice Presidents

Thomas J. Boyle
Strategic Sales

John A. Bradley
Strategic Sales

David A. Cheadle
Treasurer

Betsy R. Davis
Strategic Sales

Mark J. Flannery
Safety & Environmental
Compliance

Jennifer J. Granger
Strategic Sales

S. Leonard Hruzek
Controller

Keith B. Kirk
Purchasing

David A. Leslie
Risk Management

Robin E. Murray
Tax

Steve W. Plattner
Strategic Sales

Kary D. Radestock
Strategic Sales

Ned J. Steck
Affinity Solutions

Katherine M. Stephens
Business Compliance

Amy D. Thunderburk
Strategic Sales

Sue B. Trate
Strategic Sales

About this book

Cover
Paper: Inspire 100# Dull Cover
Inks: 5/1 with dull aqueous coating and gloss UV varnish

Text
Paper: Inspire 100# Dull Text
Inks: 6/6 with dull aqueous coating

Production
Printer: PBM Graphics, Inc., Durham, NC
A Consolidated Graphics Company
Press: 640 Komori LSP

This annual report has been produced on Inspire, Consolidated Graphics' exclusive brand of paper, proudly distributed by Network Services Company / Net Print member-company merchants.

ConsolidatedGraphics

Consolidated Graphics (NYSE: CGX) goes beyond the traditional definition of a commercial printer by creating end-to-end print production and management solutions that are based on the needs of customers to improve their results. Our unmatched footprint of 70 printing, fulfillment and technology facilities, in 27 states as well as Toronto, Prague and a presence in Asia, includes the world's largest and most advanced integrated digital footprint. With 242 high-end digital presses and five state-of-the art digital print centers in the U.S. and Prague, we are the world's leading provider of digital print solutions. We offer the service and responsiveness of a local printing company plus the economic, technological and geographic advantages of a strong national organization.

5858 Westheimer, Suite 200, Houston, Texas 77057 | 713.787.0977 | cgx.com